ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

October 28, 2013	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Marcus & Millichap, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2013
File No. 333-191316

Dear Mr. Kluck:

This letter sets forth the responses of Marcus & Millichap, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 24, 2013 (the “Staff Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1. The Company is concurrently submitting Amendment No. 2 to the Registration Statement (the “Amendment”).

For ease of reference, we have set forth the comment in the Staff Letter in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Amendment.

Dilution, page 28

1.	In a footnote to your dilution table, please disclose the decrease in net tangible book value per share and the additional dilution per share to new public investors as if the DSUs were settled as of June 30, 2013.

In response to the Staff’s comment, the Company has added a footnote to the dilution table in the Amendment to show the decrease in net tangible book value per share and the additional dilution per share to new public investors as if the DSUs were settled as of June 30, 2013.

Tom Kluck

Note 3. Notes to Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 2012, page 36

Footnote (I), page 36

2.	Please tell us how the adjustments made to reflect the modification to MMREIS’s book value stock-based compensation award program, grants of vested unrestricted stock, and the resulting change in income tax expense is expected to have a continuing impact. Refer to Rule 11-02(b)(5) of Regulation S-X. This comment also applies to adjustment F.

In response to the Staff’s comment, the Company has reconsidered the pro forma adjustments made to reflect the modification to MMREIS’s book value stock-based compensation award program, grants of vested unrestricted stock, and the resulting change in income tax expense in the pro forma income statements. The Company had previously concluded that these adjustments were recurring in nature since they were part of the Company’s on-going stock compensation program. However, after further consideration, the Company has determined that the adjustments to grant fully vested awards and to modify existing awards to accelerate their vesting concurrent with the offering are nonrecurring in nature and, therefore, should be excluded from the pro forma income statements. Instead, the Company will disclose these adjustments in a footnote to the pro forma financial statements which indicates that they have been excluded from the pro forma income statements as nonrecurring items. The Company has updated the pro forma presentation in the Amendment to reflect this treatment.

If you have any questions about this filing, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper

Brett Cooper